Exhibit 3.1

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APPLIED GENETIC TECHNOLOGIES CORPORATION

Sue Washer hereby certifies that:

ONE: The name of the corporation is Applied Genetic Technologies Corporation. The date of filing the original Certificate of Incorporation of the corporation with the Secretary of State of the State of Delaware was October 24, 2003.

TWO: She is the duly elected and acting President and Chief Executive Officer of the corporation.

THREE: The Third Amended and Restated Certificate of Incorporation of the corporation is hereby amended and restated to read as follows:

I.

The name of the corporation is Applied Genetic Technologies Corporation (the “Corporation”).

II.

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, 19808, and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. The Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation is authorized to issue is Seven Hundred Forty-Two Million Ninety-One Thousand Three Hundred Seventy-Six (742,091,376) shares, Four Hundred Ten Million (410,000,000) shares of which shall be Common Stock (the “Common Stock”) and Three Hundred Thirty-Two Million Ninety-One Thousand Three Hundred Seventy-Six (332,091,376) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of One Tenth of One Cent ($0.001) per share and the Common Stock shall have a par value of One Tenth of One Cent ($0.001) per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock and Preferred Stock of the Corporation (voting together as a single class on an as-if-converted basis to Common Stock).

C. Twenty-Nine Million Seven Hundred Thirty-Seven Thousand One Hundred Ninety-Eight (29,737,198) of the authorized shares of Preferred Stock are hereby designated “Series A-1 Preferred Stock” (the “Series A-1 Preferred”), Eleven Million Five Hundred Seventy-Two Thousand Two Hundred Six (11,572,206) of the authorized shares of Preferred Stock are hereby designated “Series A-1A Preferred Stock” (the “Series A-1A Preferred,” and with the Series A-1 Preferred, the “Series A Preferred”), Sixty-Seven Million Five Hundred Sixty-Nine Thousand Six Hundred Twenty-Seven (67,569,627) of the authorized shares of Preferred Stock are hereby designated “Series B-1 Preferred Stock” (the “Series B-1 Preferred”), One Hundred Forty Million Five Hundred Forty-Two Thousand One Hundred Seventy-Eight (140,542,178) of the authorized shares of Preferred Stock are hereby designated “Series B-2 Preferred Stock” (the “Series B-2 Preferred”) and Eighty-Two Million Six Hundred Seventy Thousand One Hundred Sixty-Seven (82,670,167) of the authorized shares of Preferred Stock are hereby designated “Series B-3 Preferred Stock” (the “Series B-3 Preferred,” and with the Series B-1 Preferred and Series B-2 Preferred, the “Series B Preferred”).

D. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1.	DIVIDEND RIGHTS.

(a) Holders of shares of the Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive pari passu, when, as and if declared by the Board of Directors of the Corporation (the “Board”), but only out of funds that are legally available therefor, cash dividends at the rate of eight percent (8%) of the applicable Purchase Price (as defined below) per annum on each outstanding share of Preferred Stock. Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative.

(b) As used herein, the term “Purchase Price” shall mean (i) for each share of the Series A-1 Preferred and the Series A-1A Preferred, $0.9658 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) (the “Series A Purchase Price”), (ii) for each share of the Series B-1 Preferred, $0.1297 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) (the “Series B-1 Purchase Price”), (iii) for each share of the Series B-2 Preferred, the Series B-2 Issue Price (as such term is defined in that certain Series B-1, B-2 and B-3 Preferred Stock Purchase Agreement among the Corporation and the other parties named therein as amended from time to time in effect, a copy of which can be obtained from the Corporation at its principal place of business, which, at the time of filing of this Fourth Amended and Restated Certificate of Incorporation, is 11801 Research Drive, Suite D, Alachua, FL 32615 Attn: President (the “Series B Purchase Agreement”)) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) (the “Series B-2 Purchase Price”) and (iv) for each share of the Series B-3 Preferred, the Series B-3 Issue Price (as such term is defined in the Series B Purchase Agreement) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) (the “Series B-3 Purchase Price”). Notwithstanding the foregoing, (A) in the event that an Optional Closing (as such term is defined in the Series B Purchase Agreement (an “Optional Closing”)) for the sale of shares of Series B-2 Preferred occurs prior to the Second Closing (as such term is defined in the Series B Purchase Agreement (the “Second Closing”)), then the Series B-2 Purchase Price for such shares shall be the purchase price paid for such shares pursuant to the Series B Purchase Agreement until the occurrence of the Second Closing, at which time the Series B-2 Purchase Price for such shares shall be calculated as described in the foregoing sentence or in the event that the Second Closing does not occur, the Series B-2 Purchase Price for such shares shall be adjusted in accordance with Section 2.6(c) of the Series B Purchase Agreement and (B) in the event that an Optional Closing for the sale of shares of Series B-3 Preferred occurs prior to the Third Closing (as such term is defined in the Series B Purchase Agreement (the “Third Closing”)), then the Series B-3 Purchase Price for such shares shall be the purchase price paid for such shares pursuant to the Series B Purchase Agreement until the occurrence of the Third Closing, at which time the Series B-3 Purchase Price for such shares shall be calculated as described in the foregoing sentence or in the event that the Third Closing does not occur, the Series B-3 Purchase Price for such shares shall be adjusted in accordance with Section 2.6(c) of the Series B Purchase Agreement. The books and records of the Corporation shall reflect the Purchase Price in respect of each outstanding share of Preferred Stock.

(c) So long as any shares of any Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above with respect to all outstanding shares of Preferred Stock shall have been paid or declared and set apart, except for:

(i) acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares at the lesser of cost or fair market value (as determined in good faith by the Board) of such shares upon termination of services to the Corporation;

(ii) acquisitions of Common Stock in exercise of the Corporation’s right of first refusal to repurchase such shares; or

(iii) acquisitions of Common Stock approved by the Board and the holders of at least a majority of the outstanding shares of Preferred Stock.

(d) In the event dividends are paid on any share of Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of the Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(e) The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in shares of Common Stock that results in an adjustment pursuant to Section 5(f) hereof.

2.	VOTING RIGHTS.

(a) General Rights. Each holder of shares of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date for voting for such meeting or such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation and applicable law. Except as otherwise provided herein or as required by law, holders of shares of Preferred Stock shall vote together with the holders of shares of Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the holders of shares of Common Stock.

(b) Preferred Stock Protective Provisions. For so long as any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote or consent required by law or herein) the vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis:

(i) liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any Deemed Liquidation Event;

(ii) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series B Preferred, or increase or decrease the authorized number of shares of Preferred Stock;

(iv) purchase or redeem or pay or declare any dividend on any shares of capital stock of the Corporation prior to the purchase, redemption or declaration of any dividend on shares of the Preferred Stock other than (i) redemptions of or dividends or distributions on Preferred Stock as expressly authorized herein and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation in connection with the cessation of such employment or service at the lower of cost or the fair market value of such shares;

(v) create, or authorize the creation of, or issue, or authorize the issuance of any debt security (other than equipment leases or bank lines of credit) if the aggregate indebtedness of the Corporation following such action would exceed $2,000,000 in the aggregate (excluding equipment leases or bank lines of credit) unless such debt security has received the prior approval of the Board, including the approval of (A) between the Series B-1 Original Issue Date and the Second Closing, the Series B-1 Directors (as defined in Section 2(c)(i)(A) of this Article IV) or (B) following the Second Closing and for so long as there are any Series B-2 Directors in office, a majority of the Series B-2 Directors (as defined in Section 2(c)(ii)(A) of this Article IV);

(vi) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation or all or substantially all of the assets of any direct or indirect subsidiary;

(vii) increase or decrease the authorized number of members of the Corporation’s Board;

(viii) take any action that would limit, change or alter the rights, preferences or privileges of any series of the Preferred Stock; or

(ix) (A) effect any acquisition of the capital stock of another entity or acquire or permit any subsidiary to acquire, all or substantially all of the assets of another entity or (B) enter into any strategic alliance, technology or intellectual property licensing arrangement, or other corporate partnership with any entity involving the payment, contribution or assignment by the Corporation or to the Corporation of money or assets with a value greater than $1,000,000, unless such transaction has received the prior approval of the Board, including the approval of (A) between the Series B-1 Original Issue Date and the Second Closing, the Series B-1 Directors or (B) following the Second Closing and for so long as there are any Series B-2 Directors in office, a majority of the Series B-2 Directors.

(c) Election of Board of Directors.

(i) Between the date of the Corporation’s first issuance of shares of Series B-1 Preferred (the “Series B-1 Original Issue Date”) and the Second Closing, the Board shall consist of seven (7) members, and:

(A) the holders of record of the then outstanding shares of Series B Preferred, voting as a separate class on an as-if-converted to Common Stock basis, shall be entitled to elect two (2) members of the Board (the “Series B-1 Directors”) at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors;

(B) the holders of record of the then outstanding shares of Series A Preferred, voting as a separate class on an as-if-converted to Common Stock basis, shall be entitled to elect three (3) members of the Board at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors; and

(C) the holders of record of the then outstanding shares of Common Stock and Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis, shall be entitled to elect all remaining members of the Board (one (1) of which shall be the Corporation’s Chief Executive Officer) at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) Following the Second Closing, the Board shall consist of nine (9) members, and:

(A) as long as at least 10% of the authorized shares of Series B Preferred remain outstanding, the holders of record of the then outstanding shares of Series B Preferred, voting as a separate class on an as-if-converted to Common Stock basis, shall be entitled to elect five (5) members of the Board (the “Series B-2 Directors”) at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors;

(B) as long as at least 10% of the authorized shares of Series A Preferred remain outstanding, the holders of record of the then outstanding shares of Series A Preferred, voting as a separate class on an as-if-converted to Common Stock basis, shall be entitled to elect three (3) members of the Board at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors; and

(C) the holders of record of the then outstanding shares of Common Stock and Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis, shall be entitled to elect the remaining member of the Board, which member shall be the Corporation’s Chief Executive Officer, at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

3.	LIQUIDATION RIGHTS.

(a) Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any Series A Preferred or

Common Stock by reason of their ownership thereof, the holders of shares of the Series B Preferred shall be entitled to be paid, pari passu, out of the assets of the Corporation legally available for distribution (or the consideration received in the Deemed Liquidation Event (as such term is defined in Section 4 below)), (i) for each share of Series B-1 Preferred held by them, an amount per share of Series B-1 Preferred equal to the Series B-1 Purchase Price, (ii) for each share of Series B-2 Preferred held by them, an amount per share of Series B-2 Preferred equal to the Series B-2 Purchase Price and (iii) for each share of Series B-3 Preferred held by them, an amount per share of Series B-3 Preferred equal to the Series B-3 Purchase Price, in each case plus all declared and unpaid dividends on the Series B-1 Preferred, Series B-2 Preferred or Series B-3 Preferred, as the case may be (the “Series B Liquidation Preference”). If, upon any such Liquidation Event, the assets of the Corporation (or the consideration received in the Deemed Liquidation Event) shall be insufficient to make payment in full to all holders of Series B Preferred of the Series B Liquidation Preference, then such assets (or consideration) shall be distributed, pari passu, among the holders of Series B Preferred at the time outstanding, ratably in proportion to the amounts to which they would be entitled with respect to such shares of Series B Preferred if sufficient assets were available to make such payment in full.

(b) Upon any Liquidation Event, after the payment in full of the Series B Liquidation Preference to the holders of Series B Preferred, but before any distribution or payment shall be made to the holders of any Common Stock, the holders of shares of the Series A Preferred shall be entitled to be paid, pari passu, out of the assets of the Corporation legally available for distribution (or the consideration received in the Deemed Liquidation Event), for each share of Series A-1 Preferred and each share of Series A-1A Preferred held by them, an amount per share of Series A-1 Preferred and an amount per share of Series A-1A Preferred equal to the Series A Purchase Price plus all declared and unpaid dividends on the Series A-1 Preferred and Series A-1A Preferred, as the case may be (the “Series A Liquidation Preference”). If, upon any such Liquidation Event, the assets of the Corporation (or the consideration received in the Deemed Liquidation Event) shall be insufficient to make payment in full to all holders of Series A Preferred of the Series A Liquidation Preference, then such assets (or consideration) shall be distributed, pari passu, among the holders of Series A Preferred at the time outstanding, ratably in proportion to the amounts to which they would be entitled with respect to such shares of Series A Preferred if sufficient assets were available to make such payment in full.

(c) Upon any Liquidation Event, after the payment in full of the Series B Liquidation Preference and the Series A Liquidation Preference as set forth in Sections 3(a) and 3(b) above, the assets of the Corporation legally available for distribution in such Liquidation Event (or the consideration received in the Deemed Liquidation Event), if any, shall be distributed ratably to the holders of the Common Stock and the Preferred Stock on an as-if-converted to Common Stock basis.

4.	DEEMED LIQUIDATION EVENTS.

(a) In the event that the Corporation is a party to a Deemed Liquidation Event (as hereinafter defined), then each holder of Preferred Stock shall be entitled to receive, for each share of Preferred Stock then held, out of the proceeds of such Deemed Liquidation Event, the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Sections 3(a) and 3(b) above unless the treatment of such Deemed Liquidation Event as a Liquidation Event is waived by (i) between the Series B-1 Original Issue Date and the Second Closing, at least seventy percent (70%) of the then outstanding shares of Preferred Stock or (ii) following the Second Closing, at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis by written notice sent to the Corporation at least five (5) days prior to the effective date of such Deemed Liquidation Event.

(b) For the purposes of this Section 4: “Deemed Liquidation Event” shall mean (i) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Corporation immediately prior to such consolidation, merger or reorganization, represents less than 50% of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred; provided that this clause (ii) shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Corporation, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof; and (iii) any sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation.

(c) In any Deemed Liquidation Event, if the consideration to be received is securities of a corporation or other entity or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

5.	CONVERSION RIGHTS.

The holders of shares of Preferred Stock shall have the following rights with respect to the conversion of shares of Preferred Stock into shares of Common Stock (the “Conversion Rights”):

(a) Optional Conversion. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of shares of Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the applicable Preferred Conversion Rate then in effect (determined as provided in Section 5(b)) by the number of shares of Preferred Stock being converted.

(b) Preferred Conversion Rate. The “Preferred Conversion Rate” shall mean (i) for conversion of either the Series A-1 Preferred or the Series A-1A Preferred, the quotient obtained by dividing the Series A Purchase Price by the Series A-1/A-1A Preferred Conversion Price, calculated as provided in Section 5(c) (the “Series A-1/A-1A Preferred Conversion Rate”), (ii) for conversion of the Series B-1 Preferred, the quotient obtained by dividing the Series B-1 Purchase Price by the Series B-1 Preferred Conversion Price, calculated as provided in Section 5(c) (the “Series B-1 Preferred Conversion Rate”), (iii) for conversion of the Series B-2 Preferred, the quotient obtained by dividing the Series B-2 Purchase Price by the Series B-2 Preferred Conversion Price, calculated as provided in Section 5(c) (the “Series B-2 Preferred Conversion Rate”) and (iv) for conversion of the Series B-3 Preferred, the quotient obtained by dividing the Series B-3 Purchase Price by the Series B-3 Preferred Conversion Price, calculated as provided in Section 5(c) (the “Series B-3 Preferred Conversion Rate”).

(c) Preferred Conversion Price. The “Preferred Conversion Price” shall initially be (i) $0.4586 for either the Series A-1 Preferred or the Series A-1A Preferred (“Series A-1/A-1A Preferred Conversion Price”), (ii) the Series B-1 Purchase Price for the Series B-1 Preferred (“Series B-1 Preferred Conversion Price”), (iii) the Series B-2 Purchase Price for the Series B-2 Preferred (“Series B-2 Preferred Conversion Price”) and (iv) the Series B-3 Purchase Price for the Series B-3 Preferred (“Series B-3 Preferred Conversion Price”). Notwithstanding the foregoing, (i) in the event that an Optional Closing for the sale of shares of Series B-2 Preferred occurs prior to the Second Closing, then the Series B-2 Preferred Conversion Price for such shares shall be the purchase price paid for such shares pursuant to the Series B Purchase Agreement until the occurrence of the Second Closing, at which time the Series B-2 Preferred Conversion Price for such shares shall be adjusted to equal the Series B-2 Purchase Price and (ii) in the event that an Optional Closing for the sale of shares of Series B-3 Preferred occurs prior to the Third Closing, then the Series B-3 Preferred Conversion Price for such shares shall be the purchase price paid for such shares pursuant to the Series B Purchase Agreement until the occurrence of the Third Closing, at which time the Series B-3 Preferred Conversion Price for such shares shall be adjusted to equal the Series B-3 Purchase Price. Each initial Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to each Preferred Conversion Price herein shall mean such Preferred Conversion Price as so adjusted.

(d) Mechanics of Conversion. Each holder of Preferred Stock who desires to optionally convert the same into shares of Common Stock pursuant to Section 5(a) shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined in good faith by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted held of record by such holder as of the record date of such dividend and (ii) in cash (at the Common Stock’s fair market value determined in good faith by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock, as the case may be. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock immediately after the close of business on such date.

(e) Adjustment for Stock Splits and Combinations. If at any time or from time to time after the Series B-1 Original Issue Date the Corporation effects a subdivision of the outstanding Common Stock, the applicable Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Series B-1 Original Issue Date the Corporation combines the outstanding shares of Common Stock into a smaller number of shares, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time after the Series B-1 Original Issue Date the Corporation pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the applicable Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The applicable Preferred Conversion Price shall be adjusted by multiplying the applicable Preferred Conversion Price then in effect by a fraction:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(ii) If the Corporation fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the applicable Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time after the Series B-1 Original Issue Date, the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than a Deemed Liquidation Event or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5), in any such event each holder of shares of Preferred Stock shall then have the right to convert such shares into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the shares of Preferred Stock after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the applicable Preferred Conversion Price then in effect and the number of shares issuable upon conversion of shares of Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable. For the avoidance of doubt, nothing in this Section 5(g) shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Section 5(g) be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

(h) Sale of Shares Below the Dilution Conversion Price.

(i) A “Qualifying Dilutive Issuance” shall be deemed to have occurred with respect to a series of Preferred Stock if at any time or from time to time after the Series B-1 Original Issue Date, the Corporation issues or sells, or is deemed by the express provisions of this Section 5(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 5(f) or 5(g) above, for an Effective Price (as defined below) less than the lower of (a) the Preferred Conversion Price for such applicable series in effect immediately prior to the issuance of such Additional Shares of Common Stock or (b) if such Qualifying Dilutive Issuance occurs (1) prior to the Second Closing, the Series B-1 Preferred Conversion Price, (2) after the Second Closing but before the Third Closing, the Series B-2 Preferred Conversion Price and (3) after the Third Closing, the Series B-3 Preferred Conversion Price (the lower of (a) or (b), the “Dilution Conversion Price”). Notwithstanding the foregoing, (i) in the event that an Optional Closing for the sale of shares of Series B-2 Preferred occurs prior to the Second Closing, then the Dilution Conversion Price for such shares shall be the purchase price paid for such shares pursuant to the Series B Purchase Agreement until the occurrence of the Second Closing, at which time the Dilution Conversion Price for such shares shall be adjusted to equal the Series B-2 Preferred Conversion Price and (ii) in the event that an Optional Closing for the sale of shares of Series B-3 Preferred occurs prior to the Third Closing, then the Dilution Conversion Price for such shares shall be the purchase price paid for such shares pursuant to the Series B Purchase Agreement until the occurrence of the Third Closing, at which time the Dilution Conversion Price for such shares shall be adjusted to equal the Series B-3 Preferred Conversion Price. Upon each Qualifying Dilutive Issuance for any series of Preferred Stock, the then existing applicable Preferred Conversion Price for such series of Preferred Stock shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying such applicable Preferred Conversion Price in effect immediately prior to such issuance or sale by a fraction:

(A) the numerator of which shall be (1) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (2) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the then-existing applicable Dilution Conversion Price, and

(B) the denominator of which shall be (1) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (2) the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding and (B) the number of shares of Common Stock issuable upon exercise of options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (as defined below), including the Preferred Stock, outstanding (assuming exercise of any outstanding options therefor) immediately preceding the given date.

(ii) No adjustment shall be made to any Preferred Conversion Price in an amount less than one cent per share. Any adjustment otherwise required by this Section 5(h) that is not required to be made due to the preceding sentence shall be included in any subsequent adjustment to such Preferred Conversion Price.

(iii) For the purpose of making any adjustment required under this Section 5(h), the aggregate consideration received by the Corporation for any issue or sale of securities (the “Aggregate Consideration”) shall: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale and without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 5(h), if the Corporation issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as “Convertible Securities”) or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the Dilution Conversion Price, in each case the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities plus:

(A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities).

(C) If the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.

(D) No further adjustment of the applicable Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, such Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of any shares of Preferred Stock.

(v) For the purpose of making any adjustment to the Preferred Conversion Price of any shares of Preferred Stock required under this Section 5(h), “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 5(h) (including shares of Common Stock subsequently reacquired or retired by the Corporation) on or after the Series B-1 Original Issue Date, other than:

(A) shares of Common Stock issued upon conversion of any shares of Preferred Stock;

(B) shares of Common Stock or Convertible Securities issued after the Series B-1 Original Issue Date to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board, including the approval of (A) between the Series B-1 Original Issue Date and the Second Closing, the Series B-1 Directors or (B) following the Second Closing and for so long as there are any Series B-2 Directors, a majority of the Series B-2 Directors;

(C) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Series B-1 Original Issue Date;

(D) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation,

acquisition, strategic alliance or similar business combination approved by the Board, including the approval of (A) between the Series B-1 Original Issue Date and the Second Closing, the Series B-1 Directors or (B) following the Second Closing and for so long as there are any Series B-2 Directors, a majority of the Series B-2 Directors;

(E) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board, including the approval of (A) between the Series B-1 Original Issue Date and the Second Closing, the Series B-1 Directors or (B) following the Second Closing and for so long as there are any Series B-2 Directors, a majority of the Series B-2 Directors; and

(F) any Common Stock or Convertible Securities issued in connection with strategic transactions involving the Corporation and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; provided that the issuance of shares therein has been approved by the Board, including the approval of (A) between the Series B-1 Original Issue Date and the Second Closing, the Series B-1 Directors or (B) following the Second Closing and for so long as there are any Series B-2 Directors, a majority of the Series B-2 Directors, and is not substantially for equity financing purposes.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 5(h). The “Effective Price” of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under this Section 5(h), into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under this Section 5(h), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, determinable.

(vi) In the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance (the “First Dilutive Issuance”), then in the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a “Subsequent Dilutive Issuance”), then and in each such case upon a Subsequent Dilutive Issuance the applicable Preferred Conversion Price shall be reduced to the Preferred Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(vii) No adjustment in the Preferred Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(i) Certificate of Adjustment. In each case of an adjustment or readjustment of the Preferred Conversion Price of one or more series of Preferred Stock pursuant to this Section 5, the Corporation, at its expense, shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the provisions hereof and shall, as promptly as reasonably practicable upon request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of shares of such series of Preferred Stock so requesting at the holder’s address as shown in the Corporation’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Preferred Conversion Price for such series of Preferred Stock at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of such series of Preferred Stock, as applicable. Failure to request or provide such notice shall have no effect on any such adjustment.

(j) Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Deemed Liquidation Event or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of shares of Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as if converted to Common Stock basis) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Deemed Liquidation Event, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Deemed Liquidation Event, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(k) Special Mandatory Conversion.

(i) Special Mandatory Conversion. In the event that a holder of shares of Series B Preferred does not fulfill its obligations under the Series B Purchase Agreement with respect to the purchase at the Second Closing or Third Closing (as applicable) by such holder of its Committed B-2 Shares (as defined in the Purchase Agreement) or its Committed B-3 Shares (as defined in the Purchase Agreement) (as applicable), then, unless such holder has purchased its Committed B-2 Shares and Committed B-3 Shares at an Optional Closing held prior to such Second Closing or Third Closing, each share of Preferred Stock held by such holder shall immediately prior to such Second Closing or Third Closing, automatically, and without further action on the part of such holder, be converted into shares of Common Stock at the rate of one (1) share of Common Stock for every ten (10) shares of Preferred Stock held by such holder. Such conversion is referred to as a “Special Mandatory Conversion.”

(ii) Procedures. Upon a Special Mandatory Conversion, each holder whose shares of Preferred Stock are converted pursuant to Section 5(k)(i) shall surrender his, her or its certificate or certificates for all such shares to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 5(k). All rights with respect to the shares of Preferred Stock converted pursuant to Section 5(k)(i), including the rights, if any, to receive notices and vote (other than as required by law as a holder of Common Stock), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Common Stock into which such shares of Preferred Stock have been converted, and any right to the payment of any declared but unpaid accrued dividends on such shares of Preferred Stock held as of the record date for such dividend. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Special Mandatory Conversion and the surrender of the certificate or certificates for shares of Preferred Stock so converted, the Corporation shall cause to be issued and delivered to such holder, or on his, her or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 5(l) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

(iii) Cancellation of Shares. All certificates evidencing shares of Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the time of the Special Mandatory Conversion, be deemed to have been retired and cancelled, and the shares of Preferred Stock converted pursuant to Section 5(k)(i) represented thereby shall, from and after the time of the Special Mandatory Conversion, be deemed to have been converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(iv) Automatic Conversion.

(A) Each share of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective applicable Preferred Conversion Price (i) at any time upon the written consent of the holders of (A) between the Series B-1 Original Issue Date and the Second Closing, at least seventy percent (70%) of the then outstanding shares of Preferred Stock, voting as a single class on an as-if-converted to Common Stock basis or (B) following the Second Closing, at least a majority of the then outstanding shares of Preferred Stock, voting as a single class on an as-if-converted to Common Stock basis, or (ii) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which (x) the per share price is at least three (3) times the Series B-3 Purchase Price (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof), or, in the event that the Third Closing has not yet occurred and the Series B-3 Purchase Price has not been determined, then the per share price is at least five (5) times the Series B-2 Purchase Price (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof), or, in the event that the Second Closing has not yet occurred and the Series B-2 Purchase Price has not been determined, then the per share price is at least five (5) times the Series B-1 Purchase Price (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof) and (y) the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $40,000,000. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(B) Upon the occurrence of either of the events specified in Section 5(k)(iv) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the outstanding shares of Preferred Stock, the holders of such shares of Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, together with cash as provided in Section 5(l) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and any declared and unpaid dividends on the shares of Preferred Stock shall be paid in accordance with the provisions of Section 5(d). Any shares of Preferred Stock converted pursuant to Section 5(k)(iv)(A) above shall be retired and cancelled, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(l) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of any shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair value of one share of Common Stock (as determined in good faith by the Board) on the date of conversion.

(m) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

(o) Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

6.	NO REISSUANCE OF PREFERRED STOCK.

Any shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, exchange, conversion or otherwise shall thereupon be retired and shall not be reissued.

V.

A. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

B. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights of any director under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VI.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation; provided however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, if the stockholders exercise such power, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

C. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

* * * *

FOUR: This Fourth Amended and Restated Certificate of Incorporation has been duly approved in accordance with the provisions of Sections 242 and 245 of the DGCL and has been adopted by the requisite vote of the stockholders of the Corporation, acting by written consent in accordance with Section 228 of the DGCL.

IN WITNESS WHEREOF, Applied Genetic Technologies Corporation has caused this Fourth Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 15th day of November, 2012.

APPLIED GENETIC TECHNOLOGIES CORPORATION

Signature:	/s/ Susan B. Washer

Print Name:	Susan B. Washer

Title:	President and Chief Executive Officer

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